

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2011

<u>Via Facsimile</u>
Ron Tremblay
Chief Executive Officer
Levon Resources Ltd.
455 Granville Street, Suite 400
Vancouver, British Columbia V6C 1T1
Canada

   Re: Levon Resources Ltd.
      Form 20-F/A for Fiscal Year Ended March 31, 2010
      Filed August 9, 2011
      File No. 0-13248

Dear Mr. Tremblay:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/H. Roger Schwall

          H. Roger Schwall
          Assistant Director